New Arconic is Ready to Rise

☑ **HIRE ARCONIC'S NEXT CEO**

Independent directors with aerospace experience — who believe change is needed — to find next CEO

☑ **EMPOWER THE PLANTS**

Legacy bureaucracy must give way to de-centralization and rewarding employees for achievement

☑ **WELCOME ACCOUNTABILITY**

Good corporate governance and accountability for performance become the norm

☑ **AIM HIGHER**

Focus on returns and performance, raise targets and go for world-class performance

Dr. Kleinfeld is Gone . . . Now what?

"We don't have confidence in this board's ability to choose the next management or act as stewards for the business."
–First Pacific Advisors

"Arconic's board didn't do itself any favors with that flowery praise of Kleinfeld. The simple act of ousting its CEO confirms Elliott's criticisms that something is broken in the leadership of the company."
–Brooke Sutherland, Bloomberg

"Clearly, Arconic's Board has lost credibility given disclosures which have come to light and authorizing the spending of millions in a bid to maintain their status quo."
–Deutsche Bank

"If you want Arconic's stock to go higher ... I believe that Elliott ... should get the vote."
–Jim Cramer

"I think it's time to give Elliott's team a chance to run the show. They have an excellent slate."
–Jim Cramer

See what's next at newarconic.com/a-new-arconic/

 **VOTE THE BLUE PROXY CARD**

 **DISREGARD AND DISCARD THE WHITE PROXY CARD**
Questions? 1.877.869.0171

Who is best suited to implement the changes needed to reverse Arconic's historic track-record of epically poor performance and maximize shareholder value?

LARGEST SHAREHOLDER AND NOMINEES FOR CHANGE	INCUMBENT DIRECTORS FOR THE STATUS QUO
BLUE PROXY CARD	**WHITE PROXY CARD**
Public support in excess of 20% of shares outstanding	No known public shareholder support
Direct economic interest of over 13.2%	Direct economic interest of only 0.06%
Zero conflicts of interest	Troubling interlocks creating obvious conflicts of interest
Support the removal of failed management	Support the continued reign of failed management
Three directors with relevant aerospace experience	No material aerospace operating experience until approximately 60 days ago, as a result of the proxy contest
Willing to hold management accountable	Consistently unwilling to hold management accountable
Determined to hold those guilty of corrupt practices to account	Repeatedly failed to hold those guilty of corrupt practices to account
Zero relationships clouding business judgment	Deep, long-standing relationships clouding business judgment
Focused on raising targets to drive real operational improvements	Satisfied with extremely low targets ensuring operational mediocrity
Focused and not overboarded	Overboarded and distracted
Endorses a New Arconic plan that empowers the plants and pays for performance	Endorses legacy bureaucracy
Strong track record of shareholder value creation	Track record of shareholder value destruction
Supportive of real, immediate corporate governance improvements	Supportive only of insufficient, marginal changes to deficient corporate governance

Shareholder nominees are clearly the best suited to effectuate the changes needed to maximize value to the benefit of ALL shareholders

 **VOTE THE BLUE PROXY CARD**

 **DISREGARD AND DISCARD THE WHITE PROXY CARD**
Questions? 1.877.869.0171

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Elliott urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Elliott's recommendations on the other proposals on the agenda for the 2017 Annual Meeting.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the WHITE management proxy card marked "withhold" as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our four Nominees only on our **BLUE** proxy card. So please make certain that the latest dated proxy card you return is the **BLUE** proxy card.

Okapi Partners is assisting Elliott with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:



1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Call Toll-Free at: (877) 869-0171
E-mail: info@okapipartners.com

For questions or assistance, please contact Elliott's proxy solicitor, Okapi Partners LLC, toll-free at 1-877-869-0171 or via email at info@okapipartners.com.

YOUR SUPPORT IS EXTREMELY IMPORTANT – VOTE ONLY THE <u>BLUE</u> CARD